Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Jianjun Sun

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province

Telephone:  +86-571-82213772

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Hong Limited
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 3,224,351

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 3,224,351

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,224,351

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
28.23%(1)

(14)	Type of Reporting Person (See Instructions): CO

(1)	Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of July 31, 2018.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Hongyu Zhang
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: P.R. China

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 3,224,351

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 3,224,351

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,224,351

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
28.23%(1)

(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of July 31, 2018.

CUSIP Number: G28365 107

Item 1.	Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value (“Ordinary Shares”)

Issuer:	Dragon Victory International Limited. (the “Issuer”)
Hanshi Tower 22nd Floor, No. 1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, PRC
Telephone: +86-571-82213772

Item 2.	Identity and Background.

(a) This statement is filed by Hong Limited, and Mr. Hongyu Zhang (collectively, the “Reporting Persons”). Hong Limited is the holder of record of approximately 28.23% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of July 31, 2018, as reported in the Form 20-F for the fiscal year ended March 31, 2018 of the Issuer. Mr. Zhang is the sole director of Hong Limited and holds 100% ownership of Hong Limited. Mr. Zhang beneficially hold approximately 28.23% of the Issuer’s outstanding Ordinary Shares through his 100% ownership of Hong Limited.

(b) The address of the principal business and principal office of Hong Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The residential address of Mr. Zhang is Room 2801 Unit 1 Block 7, Guanlan Biguiyuan Haoyuan, Gaoerfu Dadao Nan, Tangxia, Dongguan , Guangdong, PRC.

(c) The principal business of Hong Limited is to act as an investment holding company. Mr. Zhang is the sole director of Hong Limited.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Hong Limited is a British Virgin Islands company. Mr. Hongyu Zhang is a citizen of P.R. China.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 1,274,351 Ordinary Shares currently beneficially owned by the Reporting Persons acquired on June 7, 2019 was $1,911,526.5. The source of these funds was the personal funds of Mr. Zhang, the sole director of Hong Limited.

The aggregate purchase price for the 1,350,000 Ordinary Shares currently beneficially owned by the Reporting Persons acquired on September 12, 2018 was $4,914,000. The source of these funds was the personal funds of Mr. Zhang, the sole director of Hong Limited.

The aggregate purchase price for the 600,000 Ordinary Shares currently beneficially owned by the Reporting Persons acquired on January 2, 2017 was $3,000,000. The source of these funds was the personal funds of Mr. Zhang, the sole director of Hong Limited.

Item 4.	Purpose of the Transaction

On June 7, 2019, pursuant to a certain share purchase agreement, Honesty Heart Limited sold to Hong Limited 746,351 shares of Ordinary Shares at an aggregate purchase price of US$1,119,527 in cash payment. On June 7, 2019, pursuant to a certain share purchase agreement, CYN Cherish Capital Limited sold to Hong Limited 438,000 shares of Ordinary Shares at an aggregate purchase price of US$657,000 in cash payment. On June 7, 2019, pursuant to a certain share purchase agreement, Tianlai Xie sold to Hong Limited 90,000 shares of Ordinary Shares at an aggregate purchase price of US$135,000 in cash payment.

As a result of the above mentioned transactions, the Reporting Persons currently beneficially owns 28.23% Ordinary Shares of the Issuer.

The Ordinary Shares owned by the Report Persons have been acquired for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except as set forth in this Item 4, neither Mr. Zhang nor Hong Limited, has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Hong Limited may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP Number: G28365 107

Item 5.	Interest in Securities of the Issuer

The Reporting Persons previously reported their ownership in the Issuer on Schedule 13G, initially filed on September 26, 2017 and amended on September 24, 2018. The Reporting Persons are filing this Schedule 13D because the aggregate percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons are more than 20% of the issued and outstanding Ordinary Shares of the Issuer.

(a) The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 11,421,394 Ordinary Shares outstanding as of July 31, 2018, as reported in the Form 20-F for the fiscal year ended March 31, 2018 of the Issuer. The Reporting Persons beneficially own 3,224,351 Ordinary Shares, representing approximately 28.23% issued and outstanding Ordinary Shares of the Issuer.

(b)  Hong Limited is the direct beneficial owner of 3,224,351 Ordinary Shares. Mr. Hongyu Zhang, by virtue of being the sole shareholder of Hong Limited, may be deemed to possess indirect beneficial ownership of 3,224,351 Ordinary Shares. As such, Mr. Hongyu Zhang has indirect, sole voting power and indirect, sole dispositive power with respect to the 3,224,351 Ordinary Shares.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

2019 Share Purchase Agreements:

On June 7, 2019, Tianlai Xie entered into a share purchase agreement with Hong Limited, pursuant to which Tianlai Xie sold 90,000 shares of Ordinary Shares to Hong Limited at an aggregate purchase price of US$135,000 in cash payment.

On June 7, 2019, CYN Cherish Capital Limited (“Cherish Capital”) entered into a share purchase agreement with Hong Limited, pursuant to which Cherish Capital sold 438,000 shares of Ordinary Shares to Hong Limited at an aggregate purchase price of US$657,000 in cash payment.

On June 7, 2019, Honesty Heart Limited entered into a share purchase agreement with Hong Limited, pursuant to which Honesty Heart sold 746,351 shares of Ordinary Shares to Hong Limited at an aggregate purchase price of US$1,119,527 in cash payment.

The aforementioned sales of Ordinary Shares all had a purchase price of US$1.50 per share.

2018 Share Purchase Agreement

On September 12, 2018, Honesty Heart Limited entered into a share purchase agreement with Hong Limited, pursuant to which Honesty Heart Limited sold 1,350,000 Ordinary Shares to Hong Limited at an aggregate purchase price of US$4,914,000 in cash payment.

The aforementioned sale of Ordinary Shares had a purchase price of US$3.64 per share.

2017 Share Purchase Agreement

On January 2, 2017, Destiny Links Management Limited entered into a share purchase agreement with Hong Limited, pursuant to which Destiny Links Management Limited sold 600,000 Ordinary Shares to Hong Limited at an aggregate purchase price of US$3,000,000 in cash payment.

The aforementioned sale of Ordinary Shares had a purchase price of US$5 per share.

CUSIP Number: G28365 107

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement date June 21, 2019
Exhibit 99.2	Form of Share Purchase Agreement

CUSIP Number: G28365 107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2019

Hong Limited

By:	/s/ Hongyu Zhang
Name:	Hongyu Zhang
Title:	Sole Director

/s/ Hongyu Zhang
Hongyu Zhang